Exhibit 99.2

Third Quarter 2023 Results

Unless noted otherwise, all figures are for the nine months ended September 30, 2023, and all comparisons are with the corresponding period of 2022.

The following table summarizes financial results (unaudited and unreviewed):

	Nine months ended
	September 30
Items	2023	2022
	(Unaudited)
Revenue	$37,963,456	$18,481,617
Cost of Revenue	(8,940,687)	(12,354,340)
Gross Profit	29,022,769	6,127,277
Gross Margin	76.5%	33.2%
Operating Expense	(19,813,528)	(90,189,301)
Operating Income (Loss)	9,209,241	(84,062,024)
Net Profit (Loss)	$6,901,573	$(85,024,550)

The following table shows our EBIT, EBITDA, and adjusted EBITDA, together reconciled to the net profit (loss) for the nine-month period ended September 30, 2023, and 2022.

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
	(Unaudited)
Net Profit (Loss)	$6,901,573	$(85,024,550)
Income tax expense	2,240,873	334,333
Interest and Finance costs	66,795	628,193
EBIT	$9,209,241	(84,062,024)
Depreciation expense	421,429	6,147,749
Amortization expense	680,871	1,604,988
EBITDA	$10,311,541	$(76,309,287)
Transaction costs (one time)(1)	3,097,764	72,256,845
Adjusted EBITDA	13,409,305	(4,052,442)

(1)	Transaction costs are one-off expenses for one-time employee expenses and professional services related to asset acquisition, professional services for one-time project which are considered as one-off corporate development events and added back for calculation of adjusted EBITDA. Transaction cost in nine months ended September 30, 2022 includes $70.1 million non-cash de-SPAC share listing expense.

The interim period financial statements for the first nine months of 2023 included herein have not been audited or reviewed by the Company’s independent registered accounting firm.

Non-IFRS Measures

Certain of the measures included herein are non-IFRS financial measures, including adjusted EBITDA. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Gorilla are not reported by all their competitors and may not be comparable to similarly titled amounts used by other companies.

We believe that the non-IFRS measures such as adjusted EBITDA provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present adjusted EBITDA to provide more information and greater transparency to investors about our operating results.

Adjusted EBITDA represents EBITDA excluding transaction costs and share listing expenses which are one-off expenses for professional services related to our Business Combination, asset acquisition and SOX 404 implementation project, which are considered as non-recurring corporate development events and added back for calculation of adjusted EBITDA.

The final table which shows our EBIT, EBITDA, and adjusted EBITDA, together reconciled to the net profit (loss) for the periods ended September 30, 2023, and 2022 in this results announcement has more details on the non-IFRS financial measures and the related reconciliations between these financial measures.

Gorilla Technology Group

Consolidated Balance Sheet

September 30, 2023 and 2022

(Expressed in USD)

Items	September 30, 2023 (Unaudited and Unreviewed)	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$18,757,494	$22,996,377
Financial assets at fair value through profit or loss - current	1,014,613	1,073,229
Financial assets at amortized cost - current (restricted cash)	39,774,961	6,871,187
Contract assets	9,578,119	725,441
Accounts receivable	18,840,146	14,041,611
Inventories	46,322	68,629
Prepayments - current	1,048,575	1,266,442
Other receivables	669,217	648,617
Other current assets	31,030	61,803
Total current assets	89,760,477	47,753,336
Non-current assets
Property, plant and equipment	15,138,075	16,132,567
Right-of-use assets	6,396	16,675
Intangible assets	8,907,133	56,342
Deferred income tax assets	32,365	29,905
Prepayments - non-current	353,612	612,982
Other non-current assets	996,543	659,071
Total non-current assets	25,434,124	17,507,542
Total assets	$115,194,601	$65,260,878

Gorilla Technology Group

Consolidated Balance Sheet

September 30, 2023 and 2022

(Expressed in USD)

Items	September 30, 2023 (Unaudited and Unreviewed)	December 31, 2022
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	$16,835,012	$13,492,935
Contract liabilities	265,736	58,475
Notes payable	574	602
Accounts payable	7,210,756	6,674,528
Other payables	9,108,295	3,620,998
Provisions - current	76,432	88,469
Lease liabilities - current	6,501	16,981
Warrant liabilities	11,540,506	2,042,410
Convertible Preference Shares Liabilities	13,384,346	0
Long-term borrowings, current portion	1,601,806	2,108,896
Other current liabilities, others	88,990	152,373
Total current liabilities	60,118,954	28,256,667
Non-current liabilities
Long-term borrowings	6,993,180	8,251,788
Provisions - non-current	72,496	61,057
Deferred income tax liabilities	145,502	148,183
Total non-current liabilities	7,211,178	8,461,028
Total liabilities	67,330,132	36,717,695
Equity
Equity attributable to owners of parent
Share capital
Ordinary share	7,646	7,136
Capital surplus	167,450,030	154,730,389
Retained earnings
Accumulated deficit	(90,082,807)	(96,984,380)
Other equity interest
Financial statements translation differences of foreign operations	69,740	370,178
Treasury shares	(29,580,140)	(29,580,140)
Equity attributable to owners of the parent	47,864,469	28,543,183
Total equity	47,864,469	28,543,183
Significant contingent liabilities and unrecognized contract commitments
Total liabilities and equity	$115,194,601	$65,260,878

Gorilla Technology Group

Consolidated Income Statement

For the Period Ended September 30, 2023 and 2022

(Unaudited and Unreviewed)

(Expressed in USD)

	Nine months ended September 30
Items	2023	2022
Revenue	$37,963,456	$18,481,617
Cost of revenue	(8,940,687)	(12,354,340)
Gross profit	29,022,769	6,127,277
Operating expenses
Selling and marketing expenses	(1,224,888)	(2,915,374)
General and administrative expenses	(11,633,842)	(5,319,841)
Research and development expenses	(3,358,489)	(11,261,954)
Share listing expenses	0	(70,104,989)
Other income	83,292	968,389
Other gains (losses) – net	(3,679,601)	(1,555,532)
Total operating expenses	(19,813,528)	(90,189,301)
Operating income (loss)	9,209,241	(84,062,024)
Non-operating income and expenses
Interest income	524,738	33,199
Finance costs	(591,533)	(661,392)
Total non-operating income and expenses	(66,795)	(628,193)
Profit (Loss) before income tax	9,142,446	(84,690,217)
Income tax expense	(2,240,873)	(334,333)
Profit (Loss) for the period	$6,901,573	$(85,024,550)
Other comprehensive (loss) income
Components of other comprehensive (loss) income that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	$300,438	$(1,085,141)
Other comprehensive income (loss) for the period, net of tax	$300,438	$(1,085,141)
Total comprehensive income (loss) for the period	$7,202,011	$(86,109,691)

Gorilla Technology Group Inc. and Subsidiaries

Reconciliation of Non-IFRS Financial Measures – Adjusted EBITDA Calculation

(Unaudited and Unreviewed)

(Expressed in USD)

Items	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Profit (Loss) for the period	$6,901,573	$(85,024,550)
Depreciation Expense	421,429	6,147,749
Amortization Expense	680,871	1,604,988
Income Tax Expense (Benefit)	2,240,873	334,333
Interest and Finance Costs	66,795	628,193
Transaction Costs (one time)	3,097,764	72,256,845
Adjusted EBITDA	$13,409,305	$(4,052,442)

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